UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VNUE, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92858B105

(CUSIP Number)

12/31/2019 - End of Year + 45 days

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92858B105	13G/A	Page 1 of 6

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Paul N. Schlemmer

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐      (b)  ☒

3. SEC Use Only

4. Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power:

54,726,274

6. Shared Voting Power:

10,000,000 (shares held by spouse)

7. Sole Dispositive Power:

54,726,274

8. Shared Dispositive Power:

10,000,000 (shares held by spouse)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

64,726,274

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

      (See Instructions)

11. Percent of Class Represented by Amount in Row (9):

7.31%	(Based on 885,577,111 total shares outstanding as of 02/03/2020)

CUSIP No. 92858B105	13G/A	Page 2 of 6

12. Type of Reporting Person (See Instructions):

IN

Item 1.

(a) Name of Issuer:

VNUE, Inc.

(b) Address of Issuer’s Principal Executive Offices:

104 W. 29th Street, 11th Floor

New York, New York 10001

Item 2.

(a) Name of Person Filing:

Paul N. Schlemmer

(b) Address of Principal Business Office or, if none, Residence:

110 E. 59th Street, 23rd Floor

New York, New York 10022

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

92858B105

CUSIP No. 92858B105	13G/A	Page 3 of 6

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 64,726,274

(b) Percent of class: 7.31% (Based on 885,577,111 total shares outstanding as of 02/03/2020)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

54,726,274

CUSIP No. 92858B105	13G/A	Page 4 of 6

(ii) Shared power to vote or to direct the vote:

10,000,000 (shares held by spouse)

(iii) Sole power to dispose or to direct the disposition of:

54,726,274

(iv) Shared power to dispose or to direct the disposition of:

10,000,000 (shares held by spouse)

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 92858B105	13G/A	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2020
Date

S/Paul N. Schlemmer
Signature

Paul N. Schlemmer
Name/Title

CUSIP No. 92858B105	13G/A	Page 6 of 6